                                                      EXHIBIT 99.1 --
                                                      NOTIFICATION OF CHANGE
                                                      TO OFFICEHOLDERS

ASC registered agent number:  15547
lodging party:
address:
telephone:     02 9222 3100
facsimile:
DX number:
suburb/city:   Sydney
reference:     rjg

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     Australian Securities Commission            form 304

     Notification of                             Corporations Law
     CHANGE TO OFFICEHOLDERS                     242(2),(8) & (9),361(1)(c)

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                      corporation name  :  OzEmail Limited
                    A.C.N. or A.R.B.N.  :  066 387 157

                        TYPE OF CHANGE  :  ceasing to hold office

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CEASING TO HOLD OFFICE

           name (family & given names)  :  TYLER, Chris

                         date of birth  :  09/03/58
                        place of birth  :  Abilene Texas

             office held & date ceased  :  director - 14/05/98

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SIGNATURE

I certify that the information in this form is true and complete.

                            print name  :  Michael S.F. Hughes

                              capacity  :  Company Secretary


                             SIGN HERE  :  __________________

                                  date  :  15/05/98
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
GUIDE     THIS GUIDE DOES NOT FORM PART OF THE PRESCRIBED form and is included by the ASC to assist you in completing and lodging form
          304.
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Signature                     This form must be signed by a continuing or newly
                              appointed company




























                              signatures are not acceptable.

Lodging period

















































                              of a company officer.
                              Within 1 month after the change of the name or address of a company officer.

Lodging Fee












































                              period.  Late lodging fees will apply thereafter.
                              1 month                                 $50
                              More than 1 month                       $210

                              A receipt will not be issued unless requested.

Other forms to be completed   Nil.

Additional information











































                              address of the officeholder must be the date the change occurred. When there is a change (appointment or cessation) in officeholders of a company, then only their details should be included on the form. Continuing officeholders are NOT to be listed.

Send to                       Australian Securities Commission
                              Gippsland Mail Centre
                              Morwell  VIC  3841
                           or
                              your nearest ASC Business Centre

Annexures                     To make any annexure conform to the regulations,
                              you must

                           1 use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
                           2  show the corporation name and A.C.N. or A.R.B.N.
                           3  number the pages consecutively
                           4 print or type in BLOCK letters in dark blue or black ink so that the document is clearly legible when photocopied
                           5 identify the annexure with a mark such as A, B, C, etc
                           6  endorse the annexure with the words:
                              This is annexure (mark) of (number) pages referred to in form (form number and title)
                           7  sign and date the annexure
                              The annexure must be signed by the same person(s) who signed the form.


Information in this guide is intended as a guide only.  Please consult accountant or solicitor for further advice.
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